GERALD ADLER

gerald.adler@dechert.com
+1 212 698 3679 Direct
+1 212 698 0479 Fax

September 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                 John Reynolds
                                                                        S. Thomas Kluck II

Re:          Shermen WSC Acquisition Corp.

                Amendment No. 4 to Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

                At the request of Shermen WSC Acquisition Corp., a Delaware corporation (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 8, 2006 from John Reynolds of the Commission to Francis P. Jenkins, Jr., Chairman and Chief Executive Officer of the Company relating to Amendment No. 3 to the Registration Statement on Form S-1 of the Company filed with the Commission on August 7, 2006 (the “Registration Statement”). The Registration Statement relates to the Company’s initial public offering of 20,000 units, each unit consisting of one share of the Company’s common stock and two warrants for an aggregate public offering price of $120,000,000.

                We have simultaneously filed Amendment No. 4 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the Staff’s comments as well as certain additional changes.

                The numbered paragraph below corresponds to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.                                       Comment:  We note your disclosure on page 52, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that “will provide for our payment ... of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years.”  Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise.  Additionally, we note your disclosure on page 53 that, “As a result, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust is remote.”  It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of Mr. Jenkins to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors.  Please revise the disclosure throughout the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.  Also please clearly indicate whether creditor claims are required to be provided for prior to any distribution of the funds held in trust to the stockholders.

Response:  The Company has revised the disclosures in the Registration Statement regarding risk with respect to potential third-party claims in accordance with the Staff’s comment.

The Offering, page 5

Proceeds to be held in trust, page 5

2.                                       Comment:  The description does not appear to include the $1,000,000 contingent investment banking fee.  See page 13.  Also revise accordingly in the summary, the subsection “Liquidation if no business combination.”

Response:  The Company has revised the Registration Statement in “The Offering—Proceeds to be held in trust” and “The Offering—Effecting a Business Combination” in accordance with the Staff’s comment.

3.                                       Comment:  The description on page 6 of Mr. Jenkins’ personal liability to pay debts, obligations and liabilities of the company would appear to include any claims by any target company generally.  See also pages 9-10 (reference to claims of target businesses).  Please add the conditions to such personal liability.  See Exhibit 10.2, Section 2 on page 2 (letter agreement between registrant and Mr. Jenkins).

Response:  The Company has revised the Registration Statement in “The Offering—Proceeds to be held in trust” in accordance with the Staff’s comment.

Summary Financial Data, page 12

4.                                       Comment:  It appears that the discussion should refer to “public shareholders” in the fifth line of the carryover paragraph on page 13, since the existing shareholders have waived their respective rights to participate in any liquidation distribution with respect to shares of common stock that they owned prior to the offering.  See pages 8-9.  Please advise or revise.

Response:  The Company has revised the Registration Statement in “Summary Financial Data” in accordance with the Staff’s comment.

Risk Factors, page 14

5.                                       Comment:  Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement.  The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired.

                                                Therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Response:  The Company has revised the Registration Statement to include a risk factor in accordance with the Staff’s comment.

6.                                       Comment:  The last sentence in the thirty-second risk factor, which mentions the founder warrants, appears to be misplaced in what is otherwise a general discussion of warrants held by public stockholders.  Please discuss in a separate risk factor the contrast between the unconditional exercise right of the warrants held by founders and the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

Response:  The Company has revised the Registration Statement to include a risk factor in accordance with the Staff’s comment.

Use of Proceeds, page 33

7.                                       Comment:  We note that the discussion of the proposed use of working capital does not appear to include the anticipated costs of dissolution and liquidation, if that should become necessary.  Please advise or revise.

Response:  The Company has revised the Registration Statement in “Use of Proceeds” in accordance with the Staff’s comment.

Financial Statements

Notes to Financial Statements

Note C — Proposed offering, F-8

8.                                       Comment:  We note your revised disclosures in response to prior comment 9 of our letter dated July 25, 2006.  However, we note that unit purchase option agreement (UPO) (Exhibit 4.7) and the related disclosures in the registration statement do not explicitly state that you will not be obligated to settle for cash in the event you are unable to deliver registered securities, they do not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement.  Please explain to us how you have considered this in evaluating the classification of the warrants and unit purchase option under the guidance in paragraph 17 of EITF 00-19.  Please advise or revise as necessary.

Response:  The Company has revised the Underwriter’s Purchase Option and the related disclosures in the Registration Statement and filed the revised the Underwriter’s Purchase Option as Exhibit 4.7 to the Registration Statement in accordance with the Staff’s comment.

9.                                       Comment:  We note your revised disclosures in your amended warrant agreement in response to our prior comment 9 of our letter dated July 25, 2006.  Please revise your description of the warrants in the notes to be consistent with your warrant agreement (refer to Exhibit 4.5, Section 3.3.2) and disclose that (i) in no event will you be required to net cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.  Also, please revise the features of the warrants described on page 70 (description of securities).

Response:  The Company has revised the Registration Statement in “Description of Securities—Warrants” and Note C to its financial statements included in the Registration Statement in accordance with the Staff’s comment.

Other Regulatory

10.                                 Comment:  Please provide a currently dated and signed consent in any amendment.

Response:  The Company has provided a currently dated and signed consent in Amendment No. 4 to the Registration in accordance with the Staff’s comment.

On behalf of the Company we have arranged for delivery to the attention of each of John Reynolds and S. Thomas Kluck II of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 4 to the Registration Statement.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable.  In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ Gerald Adler

__________________

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:           Francis P. Jenkins, Jr., Chairman and Chief Executive Officer